FSB
Community Bankshares, Inc.

2008 Annual Report

TABLE OF CONTENTS

FSB
Community Bankshares, Inc.

April 23, 2009

Dear Shareholder,

Characterizing the past year in the financial services industry as extraordinary does not begin to describe the trauma the industry faced and, to some extent, continues to face. Fairport Savings Bank (FSB) has suffered the same stock price decline shared by almost all other financial institutions. That decline in value, however, we do not believe reflects the actual performance of FSB during 2008 nor does it reflect any weakness in our asset quality. In fact, FSB's results last year showed marked improvement:

- Total assets grew by $28.5 million, or 17.0% from $167.6 million at December 31, 2007 to $196.1 million at December 31, 2008.
- Net loans receivable grew $11.4 million, or 9.2% from $124.3 million at year-end 2007 to $135.7 million at year-end 2008.
- Deposits grew by $8.3 million, or 7.0% from $119.2 million to $127.5 million year to year.
- Our earnings improved by $306,000, from a net loss of $281,000 in 2007 to a net profit of $25,000 in 2008.
- The credit quality of our loan portfolio remained strong with no exposure to sub-prime or Alt-A lending activities, and no foreclosures in 2008.

We continue to operate FSB using the same conservative loan origination policies that have kept us in good stead since 1888. We have not, do not, and will not originate or purchase exotic mortgages or other risky investment products.

While I believe 2009 will offer many challenges, FSB is committed to the growth of our retail branch network. We expect to open a new branch in Webster, New York late this summer, and we have also identified the site of our fifth branch office which we intend to open in late 2010 or early 2011. I think it is important for you to know that we are supporting our growth by utilizing our existing capital. We have no intention of participating in any of the current government capital programs.

The Board of Directors, the FSB staff members, and I appreciate the confidence you have shown in us and in our commitment to building a bank that is driven by long term value objectives.

Sincerely,

Dana C. Gavenda,
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and other interest-earning assets (primarily cash equivalents), and the interest paid on our interest-bearing liabilities, consisting primarily of savings accounts, NOW accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provision for loan losses, other income and other expense. Other income consists primarily of fees and services charges from deposit products, income from our financial services subsidiary and miscellaneous other income. Other expense consists primarily or salaries and employee benefits, occupancy expense, equipment expense, data processing costs, electronic banking, mortgage fees and taxes, advertising, directors' fees, and other administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authority.

Our financial performance in 2008 resulted primarily from an increase in the net interest margin, reflective of a higher percentage of interest earning assets to interest bearing liabilities and the Bank's management of loan and deposit rates in a lower interest rate environment, as well as the Bank's strong asset quality. The higher percentage of interest earning assets to interest bearing liabilities was made possible with the additional capital proceeds from our minority stock offering in August 2007, providing us an opportunity to grow the balance sheet in 2008 in order to improve our financial performance. In 2008, we were also able to increase non-interest income due to an increase in checking account service fees associated with our courtesy overdraft protection at point of sale (POS) and ATM's, as well as increased revenue from our financial services subsidiary, partially offset by an other-than-temporary impairment charge in the Company's investment in Federal Home Loan Mortgage Corporation ("Freddie Mac") common stock. The carrying value of the Company's remaining Freddie Mac common stock after impairment is not material. The Company reviewed its investment securities totaling $51.2 million at December 31, 2008, and does not expect to record any additional "other-than-temporary impairment" charges in the portfolio. The Company does not hold any mortgage-backed securities collateralized by sub-prime mortgages, Freddie Mac or Fannie Mae preferred stock, trust preferred securities or common stock of other banks.

Critical Accounting Policy

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policy upon which our financial condition and results of operations depend, and which involve the most complex subjective decisions or assessments, is our policy with respect to our allowance for loan losses.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. The amount of the allowance is based on significant estimates, and the ultimate losses may vary from such estimates as more information becomes available or conditions change. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions used and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

As a substantial percentage of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. Management carefully reviews the assumptions supporting such appraisals to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. We consider a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change based on changes in economic and real estate market conditions.

The evaluation has specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Actual loan losses may be significantly more than the allowance we have established which could have a material negative effect on our financial results.

Our business has traditionally focused on originating one-to-four family residential real estate mortgage loans and home equity lines of credit for retention in our portfolio, and offering retail deposit accounts insured by the Federal Deposit Insurance Corporation in our primary market area consisting of Monroe County and the surrounding upstate New York counties of Livingston, Ontario, Orleans and Wayne. In 2008, we were successful in increasing our one-to-four-family mortgage and home equity loan portfolios, funded with deposit growth and Federal Home Loan Bank advances, in accordance with our strategic plan. With a steepened yield curve in a lower interest rate environment in 2008, we were able to successfully increase our net interest margin. Specifically, our average interest rate spread increased to 1.91% for the year ended December 31, 2008 from 1.81% for the year ended December 31, 2007, and our average net interest margin increased to 2.30% for the year ended December 31, 2008 from 2.25% for the year ended December 31, 2007. For the quarter ended December 31, 2008, our interest rate spread and net interest margin were 2.22% and 2.56%, respectively compared to 1.66% and 2.21% for the quarter ended December 31, 2007. The Federal Reserve Bank has lowered its target for Federal Funds Rate from 5.25% to 0.0%-0.25% during the period September 2007 to December 2008. Decreased short term interest rates have lowered our costs on deposits and borrowings at a faster rate than our long-term loans and investments, providing positive results in our profitability in 2008. The decrease in both prime rate and treasury rates will have a downward effect on yields in both interest-earning assets and interest bearing liabilities in 2009.

Our loans receivable, net, increased $11.4 million during 2008 to $135.7 million at December 31, 2008 from $124.3 million at December 31, 2007. In 2008, we originated $30.6 million in loans, primarily one-to-four-family residential mortgages. The majority of the loan origination growth resulted from opportunities in the market to solicit new customers when our competitors elected to cut back on residential mortgage lending in our area. In 2008, in order to address the interest rate risk and in order to improve our interest rate risk position, we sold $2.9 million of our 30-year fixed rate residential mortgage originations on a servicing-retained basis. As market conditions permit, we intend to continue to sell on a selective basis a portion of our fixed-rate residential mortgage loans.

Deposits increased $8.3 million to $127.5 million at December 31, 2008 from $119.2 million at December 31, 2007. In 2008, our Irondequoit branch deposits increased $4.3 million, our Penfield branch increased by $1.9 million, and our Fairport branch increased by $2.1 million. We continue to pay market competitive certificate of deposit rates as long as the customer has a checking account at the Bank. In recent years, our customers have shown a preference for shorter-term and intermediate-term higher interest paying certificates of deposit. At December 31, 2008 we had $87.3 million of certificates of deposit, which represented 68.5% of our total deposits. In 2008, we were successful in attracting lower cost transaction deposits through our no fee checking account program. We also were able to increase Money Market accounts by offering a higher yielding Money Market account, in an effort to generate deposits in an interest rate environment where customers enjoy the benefit of a higher yield in a liquid account.

Our net income increased to $25,000 for the year ended December 31, 2008, from a net loss of $281,000 for the year ended December 31, 2007. This increase was attributable to increased net interest income as a result of a lower interest rate environment and a steepened yield curve during 2008, a modest increase in our non-interest income, partially offset by an increase in non-interest expense. The increase in non-interest expense was primarily due to an increase in salaries and benefits with cost of living increases, additional mortgage fees and taxes due to increased mortgage loan and home equity volume originations, and other expense associated with operating as a public company.

Business Strategy

Our business strategy is to operate as a well-capitalized community bank that is dedicated to providing exceptional personal service to our customers. We will continue to focus our efforts to be the primary provider of financial services to families and individuals in our market area.

We intend to continue an overall effort to strengthen our branch presence throughout eastern Monroe County in areas we project can grow within a reasonable amount of time and contribute to our strategy of profitable growth. In April 2008, we entered into a lease agreement to open a new branch in the Town of Webster scheduled to open in the third quarter of 2009.

Our business strategy is to grow and improve our profitability by:

- Operating as a community-oriented retail financial institution with branch expansion primarily in eastern Monroe County, New York;
- Continuing to manage our interest rate risk;
- Aggressively marketing our core deposits; increasing our share of lower-cost checking accounts, cross selling our deposit products, and enhancing transaction convenience with wider ATM access at no cost to the customer;
- Continuing to emphasize the origination of residential real estate loans;
- Maintaining high asset quality; and
- Increasing non-interest revenues

We believe that these strategies will guide our business and provide shareholder value as we continue to grow our branch network. We intend to continue to pursue our business strategy, subject to changes necessitated by future market conditions and other factors. We intend to focus on the following:

- ***Retail-Oriented Community Financial Institution.*** Fairport Savings Bank was established in Fairport, New York in 1888 and has been operating continuously since that time. We are committed to meeting the financial needs of the communities we serve and we are dedicated to providing personalized quality service to our customers. We believe that we can be more effective than many of our competitors in serving our customers because of the ability of our senior management to promptly and effectively respond to customer requests and inquiries. We intend to continue to use the mutual holding company structure to maintain Fairport Savings Bank as a community-oriented, independent savings bank. We intend to open our fourth branch location in the Town of Webster in the third quarter of 2009 and we plan to open one or two new branch offices in

Monroe County in the next three to five years, depending on market conditions and as opportunities present themselves.

- ***Managing Our Interest Rate Risk.*** Our assets currently consist primarily of one-to-four family fixed-rate loans with terms of up to 30 years, while our liabilities consist of shorter-term deposits, primarily certificates of deposit which carry higher interest rates and are more sensitive to changes in interest rates than passbook or savings accounts. The composition of our interest-earning assets and interest-bearing liabilities increases the risk that we will be adversely affected by changes in interest rates and the relative spread between short-term and long-term interest rates. Consequently, we have adopted strategies to improve our interest rate risk. These strategies include reducing our fixed-rate loan originations added to our loan portfolio by selling select fixed rate mortgages, investing a portion of funds received from loan payments and repayments in shorter-term and intermediate term, liquid investment securities and securities classified as available for sale including US Government Agency and mortgage-backed securities, emphasizing the marketing of our passbook, savings and checking accounts, money market accounts and increasing the duration whenever possible of our certificates of deposit, and longer duration Federal Home Loan Bank borrowings.

  If the Federal Reserve Bank continues to keep interest rates low in 2009, we expect a decrease in our cost of funds on deposits and borrowings, which would positively affect our interest bearing liabilities as our certificates of deposit and borrowings mature and reprice at a lower cost to us. We have $50.1 million in certificate of deposit accounts (including individual retirement accounts) that are scheduled to mature during 2009. If we retain these deposits, it will most likely be at a lower cost to us than their current contractual rate.

- ***Emphasizing Residential Real Estate Lending.*** Historically, we have emphasized the origination of one-to-four family residential loans within Monroe County and the surrounding counties of Livingston, Ontario, Orleans and Wayne. As of December 31, 2008, 91.4% of our loan portfolio consisted of one-to-four family residential loans, and 99.9% of our loan portfolio consisted of loans secured by real estate. We intend to continue to emphasize originating loans secured by residential real estate. The decrease in both the prime rate and in the treasury rates will continue to have a decreasing effect on the yield on our average assets in 2009.

- ***Maintaining High Asset Quality.*** We believe that our high asset quality is a result of conservative underwriting standards, the diligence of our loan collection personnel and the stability of the local economy. At December 31, 2008, our ratio of non-performing loans to total loans was 0.11%. At December 31, 2008, our ratio of allowance for loan losses to non-performing loans was 236.3% and our ratio of allowance for loan losses to total loans was 0.25%. Because 99.9% of our loans are secured by real estate, and our level of non-performing loans has been low in recent periods, we believe that our allowance for loan losses is adequate to absorb the probable losses inherent in our loan portfolio. The Bank continues not to be involved in, and has no exposure to, sub-prime or Alt-A lending activities. Management continues to actively monitor the performance of the loan portfolio during these difficult economic times.

Comparison of Financial Condition at December 31, 2008 and 2007

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$196,135	$ 167,630
Cash and cash equivalents	3,173	9,444
Securities available for sale	43,925	244
Securities held to maturity	7,289	28,550
Loans, net	135,713	124,326
Deposits	127,522	119,158
Federal Home Loan Bank advances	45,481	25,581
Stockholder's equity	20,041	20,149

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

	For the Year Ended December 31,	
	2008	2007
	(In thousands)	
Selected Operating Data:		
Interest and dividend income	$ 10,159	$ 8,815
Interest expense	5,862	5,369
Net interest income	4,297	3,446
Provision for loan losses	24	—
Net interest income after provision for loan losses	4,273	3,446
Non-interest income	453	429
Non-interest expense	4,657	4,312
Income (loss) before income taxes	69	(437)
Provision (benefit) for income taxes	44	(156)
Net income (loss)	$ 25	$ (281)

	At or For the Year Ended December 31,	
	2008	2007
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on average assets	0.01%	(0.18)%
Return on average equity	0.12%	(1.69)%
Interest rate spread (1)	1.91%	1.81%
Net interest margin (2)	2.30%	2.25%
Efficiency ratio (3)	98.04%	111.28%
Non-interest income to average total assets	0.24%	0.27%
Non-interest expense to average total assets	2.42%	2.71%
Average interest-earning assets to average interest-bearing liabilities	113%	112%
Asset Quality Ratios:		
Non-performing assets as a percent of total assets	0.07%	0.04%
Non-performing loans as a percent of total loans	0.11%	0.05%
Allowance for loan losses as a percent of non-performing loans	236.3%	506.35%
Allowance for loan losses as a percent of total loans	0.25%	0.26%
Capital Ratios:		
Total risk-based capital (to risk-weighted assets)	20.52%	22.23%
Tier 1 leverage (core) capital (to adjusted tangible assets)	8.47%	9.89%
Tangible capital (to tangible assets)	8.47%	9.89%
Tier 1 risk-based capital (to risk-weighted assets)	20.09%	21.81%
Average equity to average total assets	10.42%	10.45%
Other Data:		
Number of full service offices	3	3

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Comparison of Financial Condition at December 31, 2008 and 2007

Total Assets. Total assets increased $28.5 million, or 17.0%, to $196.1 million at December 31, 2008 from $167.6 million at December 31, 2007, reflecting increases in both net loans receivable and securities classified as available for sale, partially offset by decreases in securities classified as held to maturity and cash and cash equivalents. Net loans receivable increased $11.4 million, or 9.2% to $135.7 million at December 31, 2008 from $124.3 million at December 31, 2007, due to new loan originations. One-to-four-family residential mortgage loans increased to $123.9 million at December 31, 2008 from $113.3 million at December 31, 2007. Securities available for sale increased by $43.7 million to $43.9 million at December 31, 2008 from $244,000 at December 31, 2007, primarily due to purchases of $59.0 million, net of maturities of $12.0 million, $2.7 million in mortgage-backed securities principal repayments, $254,000 net amortization of premium and discounts, and a $244,000 decrease in the fair value of securities available for sale.

Cash and cash equivalents decreased by $6.2 million, or 66.4% to $3.2 million at December 31, 2008 from $9.4 million at December 31, 2007. Securities held to maturity decreased

$21.3 million or 74.5% to $7.3 million at December 31, 2008 from $28.6 million at December 31, 2007, primarily due to maturities of $22.0 million and $2.3 million of principal repayments on mortgage-backed securities, net of purchases of $3.0 million. Federal Home Loan Bank of New York stock increased by $907,000, or 64.6% to $2.3 million at December 31, 2008, from $1.4 million at December 31, 2007 with additional stock purchase required for additional FHLB borrowings in 2008. Premises and equipment, net, decreased $217,000, or 8.6%, to $2.3 million at December 31, 2008 from $2.5 million a year earlier due to depreciation.

Deposits and Borrowings. Total deposits increased $8.3 million, or 7.0% to $127.5 million at December 31, 2008 from $119.2 million at December 31, 2007. The increase in our deposits reflected a $7.2 million increase in transaction accounts, an increase of $318,000 in non-interest checking accounts, an increase of $2.1 million in interest-bearing checking accounts, and an increase of $5.0 million in Money Market accounts, partially offset by a decrease of $148,000 in savings accounts. Certificates of deposit (including our individual retirement accounts) increased $1.1 million to $87.3 million at December 31, 2008 from $86.2 million at December 31, 2007, reflecting the competitive rates offered for these types of deposits products. We continue to be successful in promoting our no fee checking accounts, with additional service charge free ATM access, as a strategy to increase our lower cost deposits. Additionally, combined long term and short term borrowings from the Federal Home Loan Bank of New York increased $19.9 million, or 77.8% to $45.5 million at December 31, 2008 from $25.6 million at December 31, 2007. In February 2008, we executed a $14.6 million mortgage-backed securities balance sheet leverage transaction in an effort to increase earnings that, at the time of the transaction, generated a positive 149 basis point spread over the Federal Home Loan Bank funding costs. As of December 31, 2008, this leverage strategy has performed as projected at the time of transaction.

Stockholders' Equity. Stockholders' equity decreased $108,000 to $20.0 million at December 31, 2008 from $20.1 million at December 31, 2007. The decrease resulted from net income for the year ended December 31, 2008 of $25,000, a $28,000 increase from earned ESOP shares, offset by a $161,000 unrealized loss in securities available for sale, net of taxes.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

General. Net income of $25,000 for the year ended December 31, 2008 is an increase in earnings of $306,000 from a net loss of $281,000 for the year ended December 31, 2007. The increase reflects an increase in net interest income and non-interest income, partially offset by higher non-interest expenses and higher income tax expense.

Interest and Dividend Income. Total interest and dividend income increased $1.3 million, or 15.2%, to $10.1 million for the year ended December 31, 2008 from $8.8 million for the year ended December 31, 2007. The interest and dividend income increase resulted from a $33.5 million increase in average interest-earning assets, offset by a 31 basis point decrease in the overall yield on interest earning assets to 5.44% for 2008 from 5.75% for 2007 reflecting decreases in market interest rates in a lower interest rate environment.

Interest income on loans, including fees, increased $356,000, or 4.9%, to $7.6 million for 2008 from $7.2 million for 2007, reflecting an increase in the average balance of loans to $130.3 million for 2008 from $121.4 million for 2007, despite a 13 basis point lower average yield. The average yield on loans decreased to 5.83% for 2008 from 5.96% for 2007, reflecting decreases in market interest rates on loan products primarily in the third and fourth quarter of 2008. Interest income on investment securities increased $294,000 to $1.4 million in 2008 from $1.1 million in 2007. The average balance of investment securities increased $7.9 million, or 38.7%, to $28.5 million from $20.6 million, while the average yield on investment securities decreased to 4.75% from 5.16%. Interest income on mortgage-backed securities increased $810,000 to $1.1 million in 2008, from $291,000 in 2007. The loss of dividend income on FHLMC ("Freddie Mac") stock in connection with the federal government's conservatorship of Freddie Mac in September of 2008 and the decrease of dividends from Federal Home Loan Bank of New York stock in a lower interest rate environment in the second half of 2008, contributed to the decrease in yield on investment securities in 2008. The average balance of mortgage-backed securities increased $17.2 million, or 252.1%, to $24.0 million from $6.8 million, and the average yield on mortgage-backed securities increased 32 basis points to 4.59% in 2008 from 4.27% in 2007. Interest income on federal funds sold decreased by $116,000, to $106,000 for 2008 from $222,000 for 2007. The average balance of federal funds sold decreased by $517,000 for the year, while the average yield decreased to 2.70% for 2008 from 5.00% for 2007.

Total Interest Expense. Total interest expense increased $493,000, or 9.2%, to $5.9 million for the year ended December 31, 2008 from $5.4 million for the year ended December 31, 2007. The increase in total interest expense resulted from a $29.6 million increase in the average balance of interest-bearing liabilities, partially offset by a 41 basis point decrease in the average cost of interest-bearing liabilities to 3.53% for 2008 from 3.94% for 2007, as a result of lower market interest rates paid on deposits and lower borrowing expense.

Interest expense on deposits decreased $182,000, or 4.2%, to $4.1 million for 2008 from $4.3 million for the prior year period. The decrease resulted primarily from a 43 basis points decrease to 3.33% in the weighted average rate we paid on deposits for 2008 from 3.76% for 2007. We decreased rates on deposits in response to decreases in competitive market interest rates in response to the Federal Reserve Bank lowering the Federal Funds target rate from 5.25% in September 2007 to 0.00%-0.25% in December 2008. Additionally, the average balance of certificates of deposit increased by $6.0 million or $74.7 million in 2008 from $68.7 million in 2007 with a decrease in the cost of certificates of deposit of 55 basis points to 3.96% in 2008 from 4.51% in 2007.

At December 31, 2008, we had $50.1 million of certificates of deposits, including individual retirement accounts, that are scheduled to mature during 2009. Due to decreasing market interest rates, we expect that the cost of these deposits will decrease modestly and then stabilize in 2009; however with additional growth projected in deposits with a new branch in Webster scheduled to open in the third quarter of 2009, we expect our deposit interest expense to increase in 2009.

Interest expense on short term and long term Federal Home Loan Bank advances increased $675,000, or 64.4%, to $1.7 million for 2008 from $1.0 million for the year ended December 31, 2007. The increased interest expense was caused by a $20.1 million increase in our average balance of short term and long term Federal Home Loan Bank advances totaling $41.6 million at December 31, 2008 compared to $21.5 million for 2007, despite a decreased cost of these funds from 4.87% to 4.14%. The additional deposits and borrowings were used to fund loan originations, investment securities and mortgage-backed securities growth as part of the balance sheet leverage strategy in 2008.

Net Interest Income. Net interest income increased $851,000, or 24.7%, to $4.3 million for the year ended December 31, 2008 from $3.4 million for the year ended December 31, 2007. The increase in net interest income was primarily attributable to a 10 basis point increase in our interest rate spread to 1.91% for 2008 from 1.81% for 2007, and an increase in our net interest margin of 5 basis points to 2.30% for 2008 from 2.25% for 2007. The increases in our interest rate spread and net interest margin were the result of interest rates declining significantly during the second half of 2008 as the Federal Reserve Board decreased its target for the federal funds rate from 5.25% to 0.00%-0.25% at December 31, 2008 in an attempt to ease credit and alleviate the financial crisis. While these short-term market interest rates (which we use as a guide to price our deposits) have decreased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have also decreased. In 2008, rates on our deposits and borrowings repriced downward faster than the rates on our long-term loans and investments, resulting in a reduction in our cost of funds and positively impacting our interest rate spread and net interest margin, which had a positive effect on our profitability.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses inherent in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $24,000 provision for loan losses for the year ended December 31, 2008 compared to no provision for loan losses for the year ended December 31, 2007. The rationale for an increase in 2008 was the result of additional general provisions deemed necessary due to the increase in our total loan portfolio at December 31, 2008. The allowance for loan losses was $345,000, or 0.25% of loans outstanding, at December 31, 2008 compared to $319,000, or 0.26% of net loans outstanding, at December 31, 2007. In 2008, we had a $2,000 recovery that was added to the allowance for loan losses.

Other Income. Other income increased by $24,000, or 5.6%, to $453,000 for 2008 from $429,000 for 2007. The increase was primarily attributable to an increase in service fee income and an increase in fee income from Oakleaf Services Corporation, our subsidiary that offers non-deposit investment products such as annuities, insurance and mutual funds to our customers, partially offset by an other than temporary impairment loss on investment securities. Service fee income increased by $89,000 or 81.6% to $198,000 from $109,000, primarily due to an increase in checking account service fees associated with our courtesy overdraft protection at point of sale (POS) and ATMs. Fee income increased by $63,000, or 79.7%, to $142,000 in 2008 from $79,000 in 2007 resulting from Oakleaf Services Corporation. There was a $57,000 other-than-temporary impairment charge in the Company's investment in Freddie Mac common stock in

2008 with no such loss in 2007. There was an $81,000 gain on sale of securities available for sale and an $8,000 gain on sale of foreclosed real estate in 2007 with no such gains in 2008.

Other Expense. Other expense increased $345,000, or 8.0%, to $4.6 million in 2008 from $4.3 million in 2007. Increases in salaries and employee benefits of $113,000, occupancy of $33,000, mortgage fees and taxes of $87,000, electronic banking of $5,000, directors fees of $17,000 and miscellaneous other expense of $111,000, were partially offset by a decrease in advertising of $20,000 and data processing costs of $1,000. The increase in salaries and employee benefits was primarily attributable to annual cost of living increases. The increase in mortgage fees and taxes is related to additional loan volume in 2008 compared to 2007. The increase in miscellaneous other expense resulted from operating as a public company, including professional service fees, legal expenses and compliance with provisions of the Sarbanes-Oxley Act.

The Federal Deposit Insurance Corporation imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from 5 to 43 basis points of the institution's deposits. On February 27, 2009, the Federal Deposit Insurance Corporation published a final rule raising the current deposit insurance assessment rates to a range from 12 to 45 basis points beginning April 1, 2009. Additionally, the Federal Deposit Insurance Corporation issued an interim rule with request for comments that would impose a special 20 basis points special assessment on all insured deposits as of June 30, 2009, which would be payable on September 30, 2009. There is a proposal to reduce the special assessment from 20 basis points to 10 basis points if Congress increases the FDIC's borrowing capacity from the Department of Treasury. This special assessment would total approximately $255,044 (20 basis points) or $127,522 (10 basis points) based on our deposits as of December 31, 2008.

Income Tax Expense. Income tax expense was $44,000 for 2008, an increase of $200,000 compared to a tax benefit of $156,000 for 2007 due to pretax income in 2008 compared to a pretax loss in 2007. The effective tax rate was 63.8% in 2008 compared to (35.7%) in 2007. The reason for a high effective tax rate in 2008 was the result of no tax benefit recognized for the $57,000 other than temporary securities impairment loss recorded in 2008 and the increase in the deferred tax valuation allowance related to state tax credits. For tax purposes, this loss is considered to be a capital loss. The Company does not expect to have capital gains in future years that would allow for the use of the deferred tax asset associated with the impairment loss.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information at and for the years indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	At December 31, 2008	For the Years Ended December 31,					
		2008			2007		
	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
		(Dollars in thousands)					
Interest-earning assets:							
Loans	5.76%	$130,321	$ 7,596	5.83%	$121,428	$ 7,240	5.96%
Federal funds sold	6.74	3,920	106	2.70	4,437	222	5.00
Investment securities	4.41	28,532	1,356	4.75	20,566	1,062	5.16
Mortgage-backed securities	4.75	23,988	1,101	4.59	6,813	291	4.27
Total interest-earning assets	5.42	186,761	10,159	5.44	153,244	8,815	5.75
Noninterest-earning assets		5,302			5,770		
Total assets		$192,063			$159,014		
Interest-bearing liabilities:							
NOW accounts	1.26	$ 6,940	75	1.08	$ 5,721	37	0.65
Passbook savings	0.88	13,897	134	0.96	14,306	185	1.29
Money market savings	2.26	12,429	263	2.12	10,400	301	2.89
Individual retirement accounts	4.06	16,362	709	4.33	15,733	698	4.44
Certificates of deposit	3.35	74,725	2,958	3.96	68,672	3,100	4.51
Federal Home Loan Bank advances	4.07	41,603	1,723	4.14	21,522	1,048	4.87
Total interest-bearing liabilities	3.21%	165,956	5,862	3.53%	136,354	5,369	3.94%
Noninterest-bearing liabilities:							
Demand deposits		3,256			3,214		
Other		2,835			2,833		
Total liabilities		172,047			142,401		
Stockholders' equity		20,016			16,613		
Total liabilities and stockholders' equity		$192,063			$159,014		
Net interest income			$ 4,297			$ 3,446	
Interest rate spread (1)				1.91%			1.81%
Net interest-earning assets (2)		$ 20,805			$ 16,890		
Net interest margin (3)			2.30%			2.25%	
Average interest-earning assets to average interest-bearing liabilities		113%			112%		

(1) Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the Years Ended December 31, 2008 vs. 2007		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest-earning assets:			
Loans	$ 507	$ (151)	$ 356
Federal funds sold	39	(155)	(116)
Investment securities	370	(76)	294
Mortgage-backed securities	787	23	810
Total interest-earning assets	1,703	(359)	1,344
Interest-bearing liabilities:			
NOW accounts	9	29	38
Passbook savings	(5)	(46)	(51)
Money market savings	99	(137)	(38)
Individual retirement accounts	27	(16)	11
Certificates of deposit	347	(489)	(142)
Federal Home Loan Bank advances	582	93	675
Total interest-bearing liabilities	1,059	(566)	493
Net change in net interest income	$ 644	$ 207	$ 851

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates. Accordingly, we have an asset/liability management committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

During 2008 as we sought to increase our assets, we originated a higher than usual number of one-to-four family fixed-rate loans with terms of up to 30 years and also increased our available for sale securities, primarily mortgage-backed securities. The increase in our assets was primarily funded through growth in deposits, primarily money market deposits, interest bearing checking accounts, and to lesser degree certificates of deposit, including individual retirement accounts and Federal Home Loan Bank advances. The composition of our interest-earning assets and interest-bearing liabilities increases the risk that we will be adversely affected by changes in interest rates and the relative spread between short-term and long-term interest rates.

We intend to continue to manage our interest rate risk in order to control the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we intend to use the following strategies to manage our interest rate risk.

(i) investing in shorter to medium-term repricing and/or maturing securities whenever market allows;

(ii) emphasizing the marketing of our passbook, savings and checking accounts and increasing the duration of our certificates of deposit;

(iii) selling a portion of our long-term, fixed-rate one-to-four family residential real estate mortgage loans; and

(iv) maintaining a strong capital position.

In 2008, we sold $2.9 million of our long-term, fixed-rate one-to-four family residential real estate mortgage loans to improve our interest rate risk position in the event of increases in market interest rates. We intend to continue to originate and, subject to market conditions, sell a portion of our long term fixed-rate one-to-four family residential real estate loans.

Additionally, shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term loans, as well as loans with variable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. By following these strategies, we believe that we are better-positioned to react to changes in market interest rates.

Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current relatively low level of market interest rates, an NPV calculation for an interest rate decrease of greater than 100 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of December 31, 2008, the Office of Thrift Supervision's calculation of the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

		Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+300	$ 10,720	$ (6,053)	(36)%	5.68%	(268)
+200	15,205	(1,569)	(9)	7.79	(56)
+100	16,935	161	1	8.52	16
+50	16,866	92	1	8.44	9
—	16,773	—	—	8.36	—
-50	16,259	(514)	(3)	8.08	(28)
-100	15,653	(1,121)	(7)	7.77	(59)

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2008, in the event of a 200 basis point increase in interest rates, we would experience a 9% decrease in net portfolio value. In the event of a 100 basis point decrease in interest rates, we would experience a 7% decrease in net portfolio value.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Additionally, because the majority of our assets are long-term fixed-rate mortgage loans that do not reprice as quickly as our deposits, we would experience a significant decrease in our net interest income in the event of continued inversion of the yield curve. We expect that our net interest income will be positively affected as our certificates of deposit mature and reprice at a lower cost to us. We have $50.1 million in certificates of deposit accounts (including individual retirement accounts) that are scheduled to mature during 2009. If we retain these deposits it most likely will be at a lower cost to us than their current contractual rates.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the Federal Home Loan Bank of New York, maturities and principal repayments of securities, and recently, but to a lesser extent, loan sales. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our asset/liability management committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 10.0% or greater. For the year ended December 31, 2008, our liquidity ratio averaged 20.80%. We believe that we have enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2008. We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

We regularly adjust our investments in liquid assets based upon our assessment of:

(i) expected loan demand;

(ii) expected deposit flows;

(iii) yields available on interest-earning deposits and securities; and

(iv) the objectives of our asset/liability management program.

Excess liquid assets are invested generally in interest-earning deposits, short and intermediate-term securities and federal funds sold.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $3.2 million.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

At December 31, 2008, we had $1.8 million in loan commitments outstanding. In addition to commitments to originate loans, we had $8.2 million in unused lines of credit to borrowers. Certificates of deposit, including individual retirement accounts comprised solely of certificates of deposits, due within one year of December 31, 2008 totaled $50.1 million, or 55.0% of our certificates of deposit and 39.3% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, other deposit products, including certificates of deposit, and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary desired investing activity is originating loans. During the year ended December 31, 2008, we originated $30.6 million of loans, and during the year ended December 31, 2007, we originated $20.7 million of loans. We purchased $62.0 million of combined available for sale and securities held-to-maturity during the year ended December 31, 2008 as compared to $25.0 million of purchases of securities held-to-maturity and no available for sale securities during the year ended December 31, 2007.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net increase in total deposits of $8.3 million for the year ended December 31, 2008 compared to a net increase of $10.6 million for the year ended December 31, 2007. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York, which provides an additional source of funds. Federal Home Loan Bank advances increased by $19.9 million to $45.5 million for the year ended December 31, 2008, compared to a net decrease of $2.4 million during the year ended December 31, 2007. Federal Home Loan Bank advances were used primarily to fund loan demand and the mortgage backed securities leverage transaction in 2008. At December 31, 2008, we had the ability to borrow approximately $102.5 million from the Federal Home Loan Bank of New York, of which $45.5 million had been advanced.

Fairport Savings Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, Fairport Savings Bank exceeded all regulatory capital requirements. Fairport Savings Bank is considered "well capitalized" under regulatory guidelines. See "Supervision and Regulation—Federal Banking Regulation—Capital Requirements" and Note 11 of the Notes to the Consolidated Financial Statements.

The net proceeds from the minority stock offering in August 2007 significantly increased our liquidity and capital resources. The additional capital provided us an opportunity to grow the balance sheet in 2008 to improve our financial performance. In 2008, we were successful in increasing our one to four family mortgage and home equity loan portfolios, our available for sale securities, primarily mortgage-backed securities, funded with deposit and Federal Home

Loan Advances growth, in accordance with our strategic plan. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, our return on equity was adversely affected following the stock offering.

Off-Balance Sheet Arrangements

In the ordinary course of business, Fairport Savings Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by us, is based on our credit evaluation of the customer.

At December 31, 2008 and 2007, we had $1.8 million and $1.0 million, respectively, of commitments to grant loans, and $8.2 million and $7.5 million, respectively, of unfunded commitments under lines of credit.

For additional information, see Note 10 of the Notes to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active" (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applied to our December 31, 2008 financial statements. The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition as of and for the periods ended December 31, 2008.

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This new pronouncement will impact the Company's acquisitions after January 1, 2009.

Impact of Inflation and Changing Prices

Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FSB Community Bankshares, Inc.
Fairport, New York

We have audited the accompanying consolidated balance sheets of FSB Community Bankshares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. FSB Community Bankshares, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSB Community Bankshares, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Syracuse, New York
March 30, 2009

Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
	(Dollars in Thousands, Except Per Share Data)	
Assets		
Cash and due from banks	$ 2,154	$ 1,159
Interest bearing demand deposits	1,019	8,285
Cash and Cash Equivalents	3,173	9,444
Securities available for sale	43,925	244
Securities held to maturity (fair value 2008 $7,091 ; 2007 $28,597)	7,289	28,550
Investment in FHLB stock	2,312	1,405
Loans, net of allowance for loan losses 2008 $345; 2007 $319	135,713	124,326
Accrued interest receivable	1,032	872
Premises and equipment, net	2,308	2,525
Other assets	383	264
Total Assets	$196,135	$167,630
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest-bearing	$ 3,487	$ 3,169
Interest bearing	124,035	115,989
Total Deposits	127,522	119,158
Short-term borrowings	3,850	-
Long-term borrowings	41,631	25,581
Advances from borrowers for taxes and insurance	2,152	1,898
Other liabilities	939	844
Total Liabilities	176,094	147,481
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, no par value; 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.10 par value; 10,000,000 shares authorized; 1,785,000 shares issued and outstanding	179	179
Paid-in capital	7,286	7,293
Retained earnings	13,249	13,224
Accumulated other comprehensive income (loss)	(43)	118
Unearned ESOP shares – at cost	(630)	(665)
Total Stockholders' Equity	20,041	20,149
Total Liabilities and Stockholders' Equity	$196,135	$167,630

See notes to consolidated financial statements.

Consolidated Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
	(Dollars in Thousands, Except Per Share Data)	
Interest and Dividend Income		
Loans	$7,596	$7,240
Securities - taxable	1,356	1,062
Mortgage-backed securities	1,101	291
Other	106	222
Total Interest and Dividend Income	10,159	8,815
Interest Expense		
Deposits	4,139	4,321
Borrowings:		
Short-term	4	30
Long-term	1,719	1,018
Total Interest Expense	5,862	5,369
Net Interest Income	4,297	3,446
Provision for loan losses	24	-
Net Interest Income after Provision for loan losses	4,273	3,446
Other Income		
Service fees	198	109
Fee income	142	79
Realized gain on sale of securities available for sale	-	81
Realized gain on sale of foreclosed real estate	-	8
Realized loss on impairment of securities	(57)	-
Other	170	152
Total Other Income	453	429
Other Expense		
Salaries and employee benefits	2,435	2,322
Occupancy	464	431
Data processing costs	82	83
Advertising	251	271
Equipment	337	337
Electronic banking	70	65
Directors fees	114	97
Mortgage fees and taxes	241	154
Other	663	552
Total Other Expense	4,657	4,312
Income (Loss) before Income Taxes	69	(437)
Provision (Benefit) for Income Taxes	44	(156)
Net Income (Loss)	$ 25	$ (281)
Basic earnings (loss) per common share	$ 0.01	$ (0.22)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2008 and 2007
(In Thousands)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
Balance - December 31, 2006	$ -	$ 10	$ 13,505	$ 355	$ -	$ 13,870
Comprehensive loss:						
Net loss	-	-	(281)	-	-	(281)
Change in unrealized gain on securities available for sale, net of reclassification adjustment and taxes	-	-	-	(237)	-	(237)
Total Comprehensive Loss						(518)
Shares issued in public offering, net of offering costs of $905,000	179	7,283	-	-	-	7,462
Shares purchased by ESOP	-	-	-	-	(700)	(700)
ESOP shares committed to be released	-	-	-	-	35	35
Balance - December 31, 2007	179	7,293	13,224	118	(665)	20,149
Comprehensive Loss:						
Net income	-	-	25	-	-	25
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and taxes	-	-	-	(161)	-	(161)
Total Comprehensive Loss						(136)
ESOP shares committed to be released	-	(7)	-	-	35	28
Balance - December 31, 2008	$ 179	$ 7,286	$ 13,249	$ (43)	$ (630)	$ 20,041

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
	(In Thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$ 25	$ (281)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Gain on sale of securities available for sale	-	(81)
Loss on impairment of securities available for sale	57	-
Gain on sale of loans	(20)	(4)
Net gain on sale of foreclosed real estate	-	(8)
Amortization of premium on investment securities	294	36
Accretion of discount on investment securities	(10)	(3)
Amortization of net deferred loan origination costs	27	44
Depreciation and amortization	266	298
Provision for loan losses	24	-
Stock-based compensation expense	28	35
Deferred income tax benefit	21	(6)
(Increase) decrease in accrued interest receivable	(160)	1
Increase in other assets	(143)	(48)
Increase (decrease) in other liabilities	181	(81)
Net Cash Provided (Used) by Operating Activities	590	(98)
Cash Flows from Investing Activities		
Purchases of securities available for sale	(58,971)	-
Proceeds from maturities and calls of securities available for sale	12,050	-
Proceeds from sales of securities available for sale	-	82
Proceeds from principal paydowns on securities available for sale	2,685	-
Purchases of securities held to maturity	(3,001)	(24,980)
Proceeds from maturities and calls of securities held to maturity	21,987	19,009
Proceeds from principal paydowns on securities held to maturity	2,245	1,579
Net increase in loans	(14,315)	(4,288)
Proceeds from sales of loans	2,897	1,018
Redemption (purchase) of Federal Home Loan Bank stock	(907)	85
Purchase of premises and equipment	(49)	(677)
Proceeds from sale of foreclosed real estate	-	49
Net Cash Used by Investing Activities	(35,379)	(8,123)
Cash Flows from Financing Activities		
Net increase in deposits	8,364	10,578
Net increase (decrease) in short-term borrowings	3,850	(4,200)
Proceeds from long-term borrowings	22,000	6,000
Repayments on long-term borrowings	(5,950)	(4,243)
Net increase in advances from borrowers for taxes and insurance	254	70
Net proceeds from common stock offering	-	7,462
Purchase of shares for employee stock ownership plan	-	(700)
Net Cash Provided by Financing Activities	28,518	14,967
Net Increase (Decrease) in Cash and Cash Equivalents	(6,271)	6,746
Cash and Cash Equivalents - Beginning	9,444	2,698
Cash and Cash Equivalents - Ending	$ 3,173	$ 9,444

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (continued)
Years Ended December 31, 2008 and 2007

Supplementary Cash Flows Information		
Interest paid	**$ 5,805**	$ 5,357
Income taxes paid	**$ 1**	$ 9
Supplementary Schedule of Noncash Investing and Financing Activities		
Transfer of loans to foreclosed real estate	**$ -**	$ 41

See notes to consolidated financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Operations

On December 17, 2003, the Bank's depositors approved a Plan of Reorganization (the "Plan") from a Federal Mutual Savings Bank to a Federal Mutual Holding Company. Under the Plan, effective January 14, 2005, FSB Community Bankshares, MHC (the "Mutual Company") was incorporated under the laws of the United States as a mutual holding company. Also under the Plan, FSB Community Bankshares, Inc. (the "Company") was incorporated and became a wholly-owned subsidiary of the Mutual Company. In addition, effective January 14, 2005, the Bank completed its reorganization whereby the Bank converted to a stock savings bank and became a wholly-owned subsidiary of the Company.

In August 2007, the Company completed its minority stock offering of 47% of the aggregate total voting stock of the Company pursuant to the laws of the United States of America and the rules and regulations of the Office of Thrift Supervision ("OTS"). In connection with the minority stock offering, 1,785,000 shares of common stock were issued, of which 838,950 shares were sold, including 69,972 issued to the Company's Employee Stock Ownership Plan (ESOP), at $10 per share raising net proceeds of $7.4 million. The stock was offered to the Bank's eligible depositors, the Bank's ESOP, and the public. Additionally, the Company issued 946,050 shares, or 53% of its common stock, to the Mutual Holding Company.

The Company provides a variety of financial services to individuals and corporate customers through its wholly-owned subsidiary, Fairport Savings Bank (the "Bank"). The Bank's operations are conducted in three branches located in Monroe County, New York. The Company and the Bank are subject to the regulations of certain regulatory authorities and undergo periodic examinations by those regulatory authorities.

The Bank also provides non-deposit investment services to its customers through its wholly-owned subsidiary, Oakleaf Services Corporation ("Oakleaf"). The results of operations of Oakleaf are not material to the consolidated financial statements

Basis of Consolidation

The Mutual Company, which engages in no significant business activity other than holding the stock of the Company, is not included in the accompanying consolidated financial statements. The consolidated financial statements include the accounts of the Company, the Bank and Oakleaf. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the evaluation of other than temporary impairment of investment securities, and the net deferred tax asset.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks, and interest-bearing demand deposits.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within Monroe, Livingston, Ontario, Orleans, and Wayne Counties, New York. Note 2 discusses the types of securities that the Company invests in. The concentration of credit by type of loan is set forth in Note 3. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is primarily dependent upon the real estate and general economic conditions in those areas.

Securities

The Company has classified as held to maturity, all mortgage-backed securities which it has the positive intent and ability to hold until maturity. These securities are carried at amortized cost. All other debt, equity, and mortgage-backed securities having readily determinable fair values are classified as available for sale and stated at fair value. Unrealized gains or losses related to securities available for sale are excluded from earnings and reported in other comprehensive income net of the related deferred income tax effect. The Company has no securities classified as trading securities.

Amortization of premiums and accretion of discounts are calculated using the interest method and included in interest income.

Declines in fair value of securities held to maturity and available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings.

Federal Home Loan Bank of New York

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated market value determined in the aggregate. Realized gains and losses on sales are computed using the specific identification method. There were no loans held for sale at December 31, 2008 and 2007.

The Bank retains the servicing on loans sold and receives a fee based on the principal balance outstanding. Servicing rights were not material at December 31, 2008 and 2007.

Loans serviced for others totaled $5,386,780 and $2,759,226 at December 31, 2008 and 2007, respectively.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and net deferred origination fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred in the loan portfolio. The allowance for loan losses is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost. Depreciation and amortization are computed on the straight-line basis over the shorter of the estimated useful lives or lease terms of the related assets. Estimated useful lives are generally 20 to 50 years for premises and 3 to 10 years for furniture and equipment.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of the allowance for loan losses, premises and equipment, certain state tax credits, and deferred loan origination costs. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheets, such items, along with net income (loss), are components of comprehensive income (loss).

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)	
Unrealized holding loss on available for sale securities	$ (301)	$ (278)
Reclassification adjustment for realized gain included in net income	-	(81)
Realized loss on other than temporary impairment of securities	57	-
Net Unrealized Loss	(244)	(359)
Tax effect	(83)	(122)
Net of Tax Amount	$ (161)	$ (237)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. The common shares issued to FSB Community Bankshares, MHC of 946,050 are assumed to be outstanding for all periods presented, consistent with the provisions of SFAS No. 128, *Earnings per Share,* pertaining to changes in capital structure. The 838,950 shares issued to the public are included in the weighted average common shares outstanding calculation only from the date such shares were issued. The Company has not granted any restricted stock awards or stock options and, during the years ended December 31, 2008 and 2007, had no potentially dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating basic earnings per common share until they are committed to be released. The average common shares outstanding were 1,722,025 and 1,249,428 for the years ended December 31, 2008 and December 31, 2007 respectively.

Reclassifications

Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. Such reclassifications had no impact on net income.

Recent Accounting Standards Issued

FAS 141 (R)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This new pronouncement will impact the Company's acquisitions after January 1, 2009.

Note 2 - Securities

The amortized cost and estimated fair value of securities with gross unrealized gains and losses at December 31, 2008 and 2007 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2008:				
Available for Sale:				
Equity securities	$ 9	$ -	$ (3)	$ 6
U.S. Government obligations	22,196	82	(49)	22,229
Mortgage-backed securities	21,785	38	(133)	21,690
	$ 43,990	$ 120	$ (185)	$ 43,925
Held to Maturity:				
Mortgage-backed securities	$ 7,289	$ -	$ (198)	$ 7,091
December 31, 2007:				
Available for Sale:				
Equity securities	$ 65	$ 179	$ -	$ 244
Held to Maturity:				
U.S. Government obligations	$ 18,997	$ 37	$ (3)	$ 19,031
Mortgage-backed securities	9,553	32	(19)	9,566
	$ 28,550	$ 69	$ (22)	$ 28,597

Mortgage-backed securities consist of securities issued by FNMA, FHLMC, and GNMA.

The amortized cost and estimated fair value by contractual maturity of debt securities at December 31, 2008 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)		(In Thousands)	
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	1,500	1,501	-	-
Due after five years through ten years	8,360	8,398	-	-
Due after ten years	12,336	12,330	-	-
Mortgage-backed securities	21,785	21,690	7,289	7,091
	$ 43,981	$ 43,919	$ 7,289	$ 7,091

Note 2 - Securities (Continued)

There were no gross realized gains or losses on sales of securities available for sale in 2008. There was an $81,000 gain on sale of available for sale securities in 2007.

No securities were pledged to secure public deposits or for any other purpose required or permitted by law at December 31, 2008 and 2007.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(In Thousands)			
2008:						
Equity securities	$ 6	$ 3	$ -	$ -	$ 6	$ 3
U.S. Government obligations	3,354	49	-	-	3,354	49
Mortgaged-backed securities	22,556	268	1,335	63	23,891	331
	$ 25,916	$ 320	$ 1,335	$ 63	$ 27,251	$ 383
2007:						
U.S. Government obligations	$ 1,000	$ 2	$ 2,998	$ 1	$ 3,998	$ 3
Mortgaged-backed securities	1,466	6	740	13	2,206	19
	$ 2,466	$ 8	$ 3,738	$ 14	$ 6,204	$22

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The Company recorded a $57,000 other-than-temporary impairment charge related to its investment in Federal Home Loan Mortgage Corporation (Freddie Mac) common stock. The impairment charge in the Company's holdings of Freddie Mac common stock resulted from the decline in market value of these shares in connection with the federal government's conservatorship of Freddie Mac in September 2008. The carrying value of the Company's remaining Freddie Mac common stock at December 31, 2008 after the other-than-temporary impairment charge was $6,000.

At December 31, 2008, twenty-seven debt securities have been in a continuous unrealized loss position for less than twelve months. Two securities have been in a continuous unrealized loss position for more than twelve months. As management has the intent and ability to hold debt securities until maturity, no declines are deemed to be other than temporary.

Note 3 - Loans

Net loans at December 31, 2008 and 2007 consist of the following:

	2008	2007
	(In Thousands)	
Real estate loans:		
Secured by one to four family residences	**$123,880**	$113,267
Secured by five or more family residences	**846**	918
Construction	**316**	1,114
Commercial	**2,119**	2,123
Home equity lines of credit	**8,214**	6,622
Other	**148**	200
Total Loans	**135,523**	124,244
Net deferred loan origination costs	**535**	401
Allowance for loan losses	**(345)**	(319)
Net Loans	**$135,713**	$124,326

An analysis of activity in the allowance for loan losses for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)	
Balance at January 1	**$319**	$322
Provision for loan losses	**24**	-
Loans charged-off	**-**	(3)
Recoveries	**2**	-
Balance at December 31	**$345**	$319

At December 31, 2008 and 2007, there were no loans considered to be impaired as defined in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended.

At December 31, 2008 and 2007, the Bank had nonaccrual loans of $146,000 and $63,000, respectively. There were no loans that were past due 90 days or more and still accruing interest at December 31, 2008 and 2007.

For the year ended December 31, 2008, gross interest income that would have been recorded had non-accruing loans been current in accordance with their original terms was $2,751. Interest income recognized on such loans for the year ended December 31, 2008 was $6,402.

For the year ended December 31, 2007, gross interest income that would have been recorded had non-accruing loans been current in accordance with their original terms was $1,400. Interest income recognized on such loans for the year ended December 31, 2007 was $3,900.

Note 4 - Premises and Equipment

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
	(In Thousands)	
Premises	**$2,763**	$2,761
Furniture, fixtures and equipment	**1,556**	1,587
Construction in progress	**12**	-
	4,331	4,348
Accumulated depreciation and amortization	**(2,023)**	(1,823)
	$2,308	$2,525

At December 31, 2008, the Company was obligated under non-cancelable operating leases for existing branches in Penfield, and Irondequoit, New York and a future branch in Webster, New York. Future minimum rental payments under these leases for the next five years are as follows:

	Webster	Penfield	Irondequoit	Total
		(In Thousands)		
2009	**$34**	**$72**	**$55**	**$161**
2010	**68**	**72**	**55**	**195**
2011	**68**	**72**	**55**	**195**
2012	**68**	**72**	**63**	**203**
2013	**68**	**79**	**63**	**210**
	$306	**$367**	**$291**	**$964**

Rent expense under the Penfield and Irondequoit leases totaled $127,000 and $114,000 during 2008 and 2007, respectively. The Webster branch is scheduled to open in the third quarter of 2009.

Note 5 - Deposits

The components of deposits at December 31, 2008 and 2007 consist of the following:

	2008	2007
	(In Thousands)	
Non-interest bearing	**$ 3,487**	$ 3,169
NOW accounts	**7,582**	5,513
Regular savings and demand clubs	**13,457**	13,605
Money market	**15,685**	10,665
Individual retirement accounts	**16,812**	16,157
Certificates of deposit	**70,499**	70,049
	$127,522	$119,158

As of December 31, 2008, individual retirement accounts and certificates of deposit have scheduled maturities as follows (in thousands):

2009	**$50,114**
2010	**27,398**
2011	**3,856**
2012	**4,834**
2013	**1,109**
	$87,311

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $22,668,000 and $19,424,000 at December 31, 2008 and 2007, respectively. Generally, deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation, however Congress has temporarily increased the FDIC insurance from $100,000 to $250,000 through December 31, 2009.

Interest expense on deposits for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(In Thousands)	
NOW accounts	**$ 75**	$ 37
Regular savings and demand clubs	**134**	185
Money market	**263**	301
Individual retirement accounts	**709**	698
Certificates of deposit	**2,958**	3,100
	$ 4,139	$4,321

Note 6 - Short-Term and Long-Term Borrowings

Short term and long term borrowings consist of advances from the Federal Home Loan Bank of New York (FHLB).

The Bank has an overnight line of credit and a one-month overnight repricing line of credit with the FHLB. The maximum borrowing limit on each line was $5,933,000 at December 31, 2008. The lines expire on July 31, 2009 and are secured by one to four family residential mortgages. At December 31, 2008, the overnight line bears interest at the federal funds rate plus 13 basis points and the one-month overnight repricing line bears interest at the federal funds rate plus 125 basis points. Borrowings on the overnight line totaled $3,850,000 at December 31, 2008 with an interest rate of 0.46%. There were no borrowings on the lines at December 31, 2007.

The following table sets forth the contractual maturities of long-term borrowings with the FHLB:

Advance Date	Maturity Date	Current Rate	2008	2007
			(In Thousands)	
04/08/04	04/08/08	3.34 %	**$ -**	$ 1,500
11/18/04	11/18/08	3.87 %	**-**	1,000
11/29/04	12/01/08	4.10 %	**-**	1,000
11/29/04	11/30/09	3.94 %	**216**	424
03/22/05	03/23/09	4.60 %	**750**	750
03/22/05	03/22/10	4.73 %	**750**	750
08/18/05	08/18/10	4.70 %	**1,000**	1,000
09/06/05	09/06/11	4.53 %	**1,000**	1,000
09/14/05	09/14/15	4.75 %	**844**	895
11/01/05	11/02/09	5.05 %	**1,000**	1,000
11/01/05	11/01/10	4.95 %	**430**	629
11/16/05	11/18/13	5.19 %	**1,000**	1,000
11/16/05	11/16/12	5.18 %	**1,000**	1,000
11/16/05	11/16/10	5.11 %	**1,000**	1,000
06/05/06	06/06/16	5.63 %	**1,000**	1,000
06/05/06	06/05/14	5.60 %	**1,000**	1,000
08/17/06	08/19/13	5.45 %	**1,000**	1,000
08/17/06	08/17/15	5.50 %	**1,000**	1,000
08/24/06	08/24/11	5.39 %	**583**	775
09/08/06	09/09/13	5.32 %	**729**	858
11/28/06	11/28/11	5.00 %	**1,000**	1,000
10/25/07	10/25/10	4.52 %	**1,000**	1,000
11/27/07	11/27/09	4.04 %	**1,000**	1,000
11/27/07	11/27/12	4.46 %	**1,000**	1,000
12/12/07	12/14/09	4.09 %	**1,000**	1,000
12/12/07	12/12/11	4.36 %	**1,000**	1,000
12/28/07	12/28/10	4.09 %	**1,000**	1,000
01/04/08	01/04/11	3.71 %	**500**	-
01/04/08	01/04/13	4.04 %	**500**	-
01/15/08	01/18/11	3.45 %	**500**	-
01/15/08	01/17/12	3.65 %	**500**	-
01/15/08	01/15/13	3.81 %	**500**	-

Note 6 - Short-Term and Long-Term Borrowings (continued)

01/29/08	01/29/10	3.11 %	**1,000**	-
01/29/08	01/31/11	3.37 %	**1,000**	-
02/13/08	02/13/09	2.69 %	**1,000**	-
02/13/08	02/16/10	2.39 %	**1,000**	-
02/13/08	02/13/13	3.39 %	**2,582**	-
02/19/08	02/19/09	2.78 %	**1,000**	-
02/19/08	02/22/11	2.85 %	**2,000**	-
02/19/08	02/21/12	3.73 %	**1,000**	-
02/20/08	02/20/13	3.29 %	**2,000**	-
06/12/08	06/12/13	4.36 %	**1,849**	-
06/12/08	06/12/15	4.70 %	**1,898**	-
11/21/08	11/21/13	4.48 %	**1,500**	-
			$41,631	$25,581

Certain of the Company's FHLB advances at December 31, 2008 are callable by the FHLB at one or more dates in the future. If an advance is called by the FHLB, the Company has the option to replace the called advance with a new advance at market terms or to repay the advance.

Long-term borrowings are secured by residential mortgages and the Bank's investment in FHLB stock. As of December 31, 2008, $102,500,000 was available for long-term borrowings of which $41,631,000 was outstanding.

The following table sets forth the contractual maturities of all long-term FHLB borrowings and the next call dates of the callable borrowings at December 31, 2008 (dollars in thousands):

	Contractual Maturity	**Weighted Average Rate**	**Next Call Date**	**Weighted Average Rate**
2009	**$ 5,966**	**3.85%**	**$1,000**	**2.39%**
2010	**7,180**	**4.12**	**2,000**	**2.85**
2011	**7,583**	**3.91**	**2,000**	**3.29**
2012	**3,500**	**4.34**	**-**	**-**
2013	**11,660**	**4.15**	**-**	**-**
Thereafter	**5,742**	**5.17**	**-**	**-**
	$ 41,631	**4.21%**	**$5,000**	**2.93%**

Note 7 - Income Taxes

The provision (benefit) for income taxes for 2008 and 2007 consists of the following:

	2008	**2007**
	(In Thousands)	
Current		
Federal	**$ 23**	$(152)
State	**-**	2
Deferred	**21**	(6)
	$ 44	$(156)

Note 7 - Income Taxes (Continued)

The Company's effective rate was 64% and (36)% in 2008 and 2007, respectively. Items that give rise to differences between income tax expense included in the consolidated statements of operations and taxes computed by applying the statutory federal tax at a rate of 34% in 2008 or 2007 included the following (dollars in thousands):

	2008		2007	
	Amount	**% of Pre-tax Income**	**Amount**	**% of Pre-tax Loss**
Federal Tax at a Statutory rate	**$ 23**	**34%**	$ (149)	(34)%
State taxes, net of Federal provision	**-**	**-**	1	-
Change in valuation allowance	**107**	**155%**	50	11
Other items	**(86)**	**(125)**		(13)
Income tax provision (benefit)	**$ 44**	**64%**	$	(36)%

Deferred income tax assets and liabilities resulting from temporary differences are summarized as follows and are included in other assets or liabilities, as appropriate, in the accompanying consolidated balance sheets at December 31, 2008 and 2007:

	2008	**2007**
	(In Thousands)	
Deferred tax assets:		
Deferred loan origination fees	**$ 20**	$ 27
Pension expense	**-**	7
Allowance for loan losses - Federal	**26**	16
Accrued bonuses	**-**	10
Charitable contributions	**16**	13
State tax credits	**382**	263
Depreciation	**17**	-
Supplemental Executive Retirement Plan	**19**	-
Other than temporary impairment loss on securities	**22**	-
Unrealized loss on securities available for sale	**25**	-
Other	**2**	2
	529	338
Valuation allowance	**(386)**	(279)
Total deferred tax assets, net of valuation allowance	**143**	59
Deferred tax liabilities:		
Depreciation	-	(22)
Unrealized gain on securities available for sale	-	(61)
Other	**(102)**	-
Total deferred tax liabilities	**(102)**	(83)
Net deferred tax asset (liability)	**$ 41**	$ (24)

See notes to consolidated financial statements.

Note 7 - Income Taxes (Continued)

The Company has recorded a valuation allowance for deferred tax assets related to state tax credits and the other than temporary impairment loss on securities since the amount and nature of future taxable income make it more likely than not that all of these tax benefits will be used.

As a thrift institution, the Bank is subject to special provisions in the Federal and New York State income tax laws regarding its allowable income tax bad debt deductions and related tax basis bad debt reserves. These reserves consist of defined base-year amounts for Federal and New York State purposes. In accordance with SFAS 109 "Accounting for Income Taxes" (SFAS 109), deferred income tax liabilities are to be recognized with respect to any base-year reserves which are to become taxable (or "recaptured") in the foreseeable future.

Under current income tax laws, the Federal base-year reserve would be subject to recapture if the Bank pays a cash dividend in excess of earnings and profits or liquidates. The New York State base-year reserves would be subject to recapture if the Bank failed to meet certain definitional tests, including maintaining a thrift charter. The Bank does not expect to take any actions in the foreseeable future that would require the recapture of any Federal or New York State reserves.

In accordance with SFAS 109, deferred tax liabilities have not been recognized with respect to the Federal base –year reserve of $1,518,000 and the New York State base-year reserve of $5,505,000 and $5,414,000 at December 31, 2008 and December 31, 2007 respectively since the Bank does not expect that these amounts will become taxable in the foreseeable future. The unrecognized deferred tax liability with respect to the Federal reserve was $516,000 at December 31, 2008 and December 31, 2007. The unrecognized deferred tax liability with respect to the New York State reserve, net of Federal income tax benefits was $259,000 and $254,000 at December 31, 2008 and December 31, 2007 respectively.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation requires an entity to analyze each tax position taken in its tax returns and determine the likelihood that the position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized on the financial statements. The Company adopted this Interpretation on January 1, 2007. The Company does not have any unrecognized tax benefits for the years ended December 31, 2008 or December 31, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated results of operations and financial position. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statement of Operations. The Company's Federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

No recognized tax benefits are expected to arise within the next twelve months.

Note 8 - Employee Benefit Plans

The Bank has a 401(k) plan for all eligible employees. Employees are eligible for participation in the 401(k) Plan after one year of service and attaining age 21. The 401(k) Plan allows employees to contribute 1% to 100% of their annual salary subject to statutory limitations. Matching contributions made by the Bank are 100% of the first 3% of compensation that an employee contributes to the 401(k) Plan. In addition, the Bank may make a discretionary contribution of up to 10% of each eligible employee's annual base compensation including the ESOP. Matching contributions to the 401(k) Plan amounted to $46,000 and $43,000 for the years ended December 31, 2008 and 2007, respectively. Discretionary contributions to the 401(k) Plan were $133,000 and $134,000 for the years ended December 31, 2008 and 2007, respectively.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for eligible employees who have attained age 21 and completed one year of employment. The cost of unallocated ESOP shares is presented in the accompanying consolidated balance sheets as a reduction of stockholders' equity. Allocations to individual accounts are based on participant compensation and years of service. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in-capital. Any dividends on allocated shares reduce retained earnings. Any dividends on unallocated ESOP shares reduce debt and accrued interest. In connection with establishing the ESOP in 2007, the ESOP borrowed $700,000 from the Company to purchase 69,972 common shares of the Company's stock. The loan is being repaid in twenty equal annual installments through 2026. The loan bears interest at the prime rate plus 300 basis points. Shares are released to participants on a straight line basis as the loan is repaid and totaled 3,498 shares for each of the years ended December 31, 2008 and December 31, 2007. Total expense for the ESOP during 2008 and 2007 was $28,000 and $35,000 respectively. At December 31, 2008 the Company had 62,976 unearned ESOP shares having an aggregate market value of $466,022.

The Bank has a supplemental executive retirement plan (SERP) for one of its executives. In 2008 and 2007, the expense under the SERP totaled $35,000 and $31,000 respectively.

Note 9 - Related Party Transactions

Certain employees, executive officers and directors are engaged in transactions with the Bank in the ordinary course of business. It is the Bank's policy that all related party transactions are conducted at "arms length" and all loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers.

As of December 31, 2008 and 2007, loans outstanding with related parties were $736,000 and $766,000, respectively. During 2008, loan advances and repayments totaled $7,000 and $37,000, respectively.

Note 10 - Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments summarized as follows at December 31, 2008 and 2007:

	2008	2007
	(In Thousands)	
Commitments to extend credit:		
Commitments to grant loans	**$ 1,832**	$ 998
Unfunded commitments under lines of credit	**8,221**	7,511
	$10,053	$8,509

Commitments to grant loans at fixed rates at December 31, 2008 totaled $1,832,000 and had interest rates that ranged from 4.875% to 6.25%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Note 11 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 11 - Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital (as defined) to adjusted total assets (as defined). Management believes that, as of December 31, 2008 and 2007, the Bank met all capital adequacy requirements to which it was subject. As of December 31, 2008 the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's status as well capitalized.

The Bank's actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2008:						
Total risk-based capital (to risk-weighted assets)	**$16,660**	**20.52** %	**≥$6,497**	**≥8.0** %	**≥$8,121**	**≥10.0** %
Tier 1 capital (to risk-weighted assets)	**16,315**	**20.09**	**≥3,248**	**≥4.0**	**≥4,873**	**≥ 6.0**
Tier 1 capital (leveraged - to adjusted total assets)	**16,315**	**8.47**	**≥7,707**	**≥4.0**	**≥9,633**	**≥ 5.0**
Tangible capital (to adjusted total assets)	**16,315**	**8.47**	**≥2,890**	**≥1.5**	**N/A**	**N/A**
December 31, 2007:						
Total risk-based capital (to risk-weighted assets)	$16,533	22.23 %	≥$5,948	≥8.0 %	≥$7,435	≥10.0 %
Tier 1 capital (to risk-weighted assets)	16,214	21.81	≥2,974	≥4.0	≥4,461	≥ 6.0
Tier 1 capital (leveraged - to adjusted total assets)	16,214	9.89	≥6,555	≥4.0	≥8,193	≥ 5.0
Tangible capital (to adjusted total assets)	16,214	9.89	≥2,458	≥1.5	N/A	N/A

The following table presents a reconciliation of the Bank's equity as determined using accounting principles generally accepted in the United States of America ("GAAP") and its regulatory capital amounts as of December 31, 2008 and 2007.

Note 11 - Regulatory Matters (Continued)

	2008	2007
	(In Thousands)	
Bank GAAP equity	**$16,272**	$16,332
Net unrealized (gains) losses on securities available for sale, net of income taxes	**43**	(118)
Tangible capital, core capital and Tier 1 risk-based capital	**16,315**	16,214
Allowance for loan losses	**345**	319
Total risk-based capital	**$16,660**	$16,533

At December 31, 2008 the Company's consolidated equity totaled $20,041,000 compared to the Bank's equity capital of $16,272,000. See Note 13 for details concerning the Company's consolidated equity.

Note 12 - Fair Value Measurement and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The Bank adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP 157-3"), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company's December 31, 2008 consolidated financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the Company's consolidated financial statements.

Note 12 - Fair Value Measurement and Fair Values of Financial Instruments (continued)

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows at December 31, 2008:

(In Thousands)	Total	Level 1	Level 2	Level 3
Securities available for sale	$43,925	$ 6	$43,919	$ -

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments* ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the defined fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2008 and December 31, 2007:

Cash, Due from Banks, and Interest-Bearing Demand Deposits

The carrying amounts of these assets approximate their fair values.

Investment Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments. The Company had no Level 3 investment securities at December 31, 2008.

Investment in FHLB Stock

The carrying value of FHLB stock approximates its fair value based on the redemption provisions of the FHLB stock.

Loans

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

The fair values disclosed for demand deposits (e.g., NOW accounts, non-interest checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings

The fair values of FHLB long-term borrowings are estimated using discounted cash flow analyses, based on the quoted rates for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. The carrying amount of short-term borrowings approximate their fair value.

Off-Balance Sheet Instruments

The fair values for off-balance sheet financial instruments (lending commitments and lines of credit) are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

Note 12 - Fair Value Measurement and Fair Values of Financial Instruments (continued)

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks	$ 2,154	$ 2,154	$ 1,159	$ 1,159
Interest bearing demand deposits	1,019	1,019	8,285	8,285
Securities available for sale	43,925	43,925	244	244
Securities held to maturity	7,289	7,091	28,550	28,597
FHLB stock	2,312	2,312	1,405	1,405
Loans, net	135,713	136,610	124,326	122,781
Accrued interest receivable	1,032	1,032	872	872
Financial liabilities:				
Deposits	127,522	129,245	119,158	119,664
Short-term borrowings	3,850	3,850	-	-
Long-term borrowings	41,631	41,899	25,581	25,210
Accrued interest payable	153	153	96	96
Off-balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Note 13 - FSB Community Bankshares, Inc. (Parent Company Only) Financial Information

Balance Sheets

	December 31 2008	December 31 2007
	(In Thousands)	
Assets		
Cash and cash equivalents	$ 155	$ 96
Securities held to maturity	-	3,050
Securities available for sale	3,018	-
Investment in banking subsidiary	16,272	16,332
ESOP Loan receivable	636	653
Accrued interest receivable	55	18
Total Assets	$ 20,136	$ 20,149
Liabilities & Stockholders' Equity		
Total Liabilities	$ 95	$ -
Stockholders' equity	20,041	20,149
Total Liabilities and Stockholders' Equity	$ 20,136	$ 20,149

Statements of Income

	Year Ended December 31 2008	Year Ended December 31 2007
	(In Thousands)	
Interest Income	$ 142	$ 87
Other Expense	(190)	-
Equity in undistributed earnings (loss) of banking subsidiary	73	(368)
Net Income (loss)	$ 25	$ (281)

See notes to consolidated financial statements.

Note 13 - FSB Community Bankshares, Inc. (Parent Company Only) Financial Information (continued)

Statements of Cash Flows

	Year Ended December 31	
	2008	2007
	(In Thousands)	
Cash flows from operating activities		
Net income (loss)	$ 25	$ (281)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Equity in undistributed (earnings) loss of banking subsidiary	(73)	368
Amortization of premium on securities available for sale	32	-
Increase in accrued interest receivable	(37)	(18)
Net increase in other liabilities	95	-
Net cash provided by operating activities	42	69
Cash flows from investing activities		
Purchases of securities held to maturity	-	(3,050)
Proceeds from maturities and calls of securities held to maturity	3,050	-
Purchases of securities available for sale	(3,550)	-
Proceeds from maturities and calls of securities available for sale	500	-
Payments received on ESOP loan	17	47
Net cash provided (used) by investing activities	17	(3,003)
Cash flows from financing activities		
Net proceeds from common stock offering	-	7,462
Cash provided to ESOP for purchase of shares	-	(700)
Capital contributed to banking subsidiary	-	(3,742)
Net cash provided by financing activities	-	3,020
Net increase in cash and cash equivalents	59	86
Cash and cash equivalents - beginning	96	10
Cash and cash equivalents - ending	$ 155	$ 96

See notes to consolidated financial statements.

Directors and Officers

Directors

Dana C. Gavenda,
President and Chief Executive Officer Fairport Savings Bank

Thomas J. Hanss,
Chairman of the Board, Retired

Gary Lindsay,
Certified Public Accountant

Terence O'Neil,
Retired

Alicia H. Pender,
Director of Finance, Sister of St. Joseph of Rochester

James E. Smith,
Supervisor, Town of Perinton, New York

Robert W. Sturn,
Retired

Lowell T. Twitchell
Retired

Charis W. Warshof,
Vice President, Investors Relations, Home Properties, Inc., Rochester, NY

Officers

Kevin D. Maroney,
Executive Vice President and Chief Financial Officer

Leslie J. Zornow,
Senior Vice President, Retail Banking and Corporate Secretary

Market for Common Stock

FSB Community Bankshares, Inc.'s common stock is quoted on the OTC Bulletin Board under the trading symbol "FSBC."

The following table sets forth the high and low trading prices for shares of our common stock for the periods indicated. Since the consummation of our initial stock offering on August 10, 2007 we have not paid any cash dividends to our shareholders. As of December 31, 2008, there were 1,785,000 shares of our common stock issued and outstanding, of which 946,050 shares, or 53.0%, were held by FSB Community Bankshares, MHC, our mutual holding company. On such date our shares were held by approximately 178 holders of record.

Year Ended December 31, 2008	High	Low
Fourth quarter	$ 9.10	$ 5.75
Third quarter	9.25	7.20
Second quarter	9.25	6.80
First quarter	8.62	7.31

Year Ended December 31, 2007	High	Low
Fourth quarter	$ 11.25	$ 8.20
Third quarter[(1)]	11.25	8.75

(1) Information is from August 10, 2007, the date of the consummation of our initial public offering through September 30, 2007.

STOCKHOLDER INFORMATION

ANNUAL MEETING	TRANSFER AGENT
The Annual Meeting of Stockholders will be held at 3:00 p.m., New York time on May 20, 2009 at the Perinton Community Center located at 1350 Turk Hill Road, Fairport, New York 14450.	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 525-7686. This is the number to call if you require a change of address or need records or information about lost certificates.
STOCK LISTING	**ANNUAL REPORT ON FORM 10-K**
The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "FSBC."	A copy of the Company's Form 10-K for the year ended December 31, 2008 will be furnished without charge to stockholders as of the record date, upon written request to the Secretary, FSB Community Bankshares, Inc., 54 South Main Street, Fairport, New York 14450.
SPECIAL COUNSEL	**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 400 Washington, D.C. 20015	Beard Miller Company 115 Solar Street, Suite 100 Syracuse, New York 13204

FSB

Community Bankshares, Inc.

45 South Main Street
Fairport, NY 14450